Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Third Sankyo Takamine Memorial Award Granted

Tokyo, December 6, 2005 – The Sankyo Foundation of Life Science announced today that the Third Sankyo Takamine Memorial Award for fiscal 2005 is to be awarded to Dr. Shimon Sakaguchi of the Institute for Frontier Medical Sciences, Kyoto University. The award ceremony is to be held on Monday, December 12 at the Hotel Okura.

The Tokyo-based Sankyo Foundation of Life Science (Chairman: Yasuhiro Hitosugi) was established in November 1983 by Sankyo Co., Ltd. (Headquarters: Chuo-ku, Tokyo; hereafter, Sankyo) which is a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED. To commemorate the 20th anniversary of the foundation’s establishment, the Sankyo Takamine Memorial Award was created to perpetuate the memory of the research work carried out by Dr. Jokichi Takamine, Sankyo’s first president (March 1913-July 1922).

Since its establishment, the foundation has worked in a support capacity by, for example, providing two-year research grants for innovative research in the life sciences, facilitating exchange programs (inviting foreign academics, arranging for Japanese researchers to work overseas, and supporting international symposia), and establishing two-year Sankyo fellowships.

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Award-winning research theme:

“Research on the control of immune response with regulatory T cells”

Dr. Sakaguchi discovered endogenous regulatory T cells physiologically existing within the normal human and animal body, and he clarified their generation, their molecular mechanism and function in immune diseases, and in particular, their role in autoimmune diseases. Moreover, he established a basis for applying regulatory T cells in the treatment of autoimmune diseases, their induction in tumor immunity, and their application in organ transplantation. His research made possible the control of pathological and physiological immune responses, which will lead to the development of new methods of prevention and treatment for human immune diseases. Dr. Sakaguchi’s research has received high international appraisal. In the U.S., the Cancer Research Institute awarded him its 2004 William B. Coley Award for his achievements, and Science magazine recently featured a special article introducing his research.

Profile of Dr. Shimon Sakaguchi

January 1951	Born in Nagoya city

March 1976	Graduated from Kyoto University, Faculty of Medicine

October 1977	Aichi Cancer Center Hospital and Research Institute, Experimental Pathology Department, research student

April 1980	Kyoto University, Faculty of Medicine, Institute for Immunology; and Department of Transfusion Medicine, Kyoto University Hospital

September 1983	Earned Doctor’s Degree from Kyoto University, Faculty of Medicine

September 1983	Johns Hopkins University, visiting researcher

July 1987	Stanford University, visiting researcher (Lucille P. Markey Scholar)

July 1989	Scripps Research Institute, Department of Immunology, assistant professor

March 1992	Researcher for the Research Development Corporation of Japan, “Sakigake Research 21.”

April 1995	Tokyo Metropolitan Institute of Gerontology, head of the Department of Immunology and Pathology

February 1999	Institute for Frontier Medical Sciences, Kyoto University, Professor of the Department of Experimental Pathology

Awards Received

July 1986	Lucile P. Markey Award for Biomedical Science

November 2003	Academic Award of the Mochida Memorial Foundation for Medical and Pharmaceutical Research

June 2004	Cancer Research Institute’s William B. Coley

Award for Distinguished Research in Basic and Tumor Immunology

Notes:

Website for the Institute for Frontier Medical Sciences, Kyoto University:

http://www.frontier.kyoto-u.ac.jp/

Website for Sankyo Foundation of Life Science:

http://www.sankyo-fdn.or.jp/